UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                        Mer Telemanagement Solutions Ltd.
                        ---------------------------------
                                (Name of Issuer)

                    Ordinary Shares - Par Value NIS 0.01 each
                    -----------------------------------------
                         (Title of Class of Securities)

                                   M69676 10 0
                                 (CUSIP Number)


                                  Lior Salansky
                                 3 Odem Street,
                                 Caesarea 30889
                                     Israel
                               Tel: 972-54532222
       -------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                February 11, 2008
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D
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CUSIP No. M69676 10 0                                               Page 2 of 4
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--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Lior Salansky
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)[_] (b)[_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     N/A
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     ISRAELI
--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
    NUMBER OF      1,042,060
      SHARES       -------------------------------------------------------------
   BENEFICIALLY    8   SHARED VOTING POWER
     OWNED BY      0
       EACH        -------------------------------------------------------------
    REPORTING      9   SOLE DISPOSITIVE POWER
      PERSON       1,042,060
       WITH        -------------------------------------------------------------
                   10 SHARED DISPOSITIVE POWER
                   0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON:  1,042,060
--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (See Instructions)  N/A
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               15.97%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)

         IN
--------------------------------------------------------------------------------


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                                  SCHEDULE 13D

---------------------                                               -----------
CUSIP No. M69676 10 0                                               Page 3 of 4
---------------------                                               -----------

ITEM 1.     SECURITY AND ISSUER

            This Schedule 13D filed by Mr. Lior Salansky, relates to the acquisition by Lior Salansky ("Salansky") of ordinary shares, par value NIS 0.01 each (the "Shares"), issued by Mer Telemanagement Solutions Ltd., an Israeli corporation, traded in the NASDAQ Capital Market (Nasdaq Capital Market: MTSL), (the "Company").

            The principal executive office of the Company is located at 22 Zarhin Street, Ra'anana 43662, Israel.

ITEM 2.     IDENTITY AND BACKGROUND.

            (a) Name: This Schedule 13D is being filed by Mr. Lior Salansky.

            (b) Residence address: 3 Odem St., Caesarea 30889, Israel.

            (c) Occupation: Salansky is corporate officer

            (d) Criminal Proceedings: during the last five years, Salansky has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Civil Proceedings: during the last five years, Salansky has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and was not, as a result of such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

             (f) Citizenship: Israeli

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Shares were received pursuant to a Purchase Agreement between the Company and Salansky, dated January 24th, 2008. The transaction was effective on February 11, 2008. The net investment cost of the Shares owned by Salansky is US$ 750,000. All of the Shares were purchased using personal funds.

ITEM 4.     PURPOSE OF TRANSACTION.

The Shares were purchased by Salansky for investment purposes. Salansky has no plans or proposals which relate to or which would result in any actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, Salansky retains his right to modify his plans with respect to the transactions described in this Schedule 13D, to vote, acquire, or dispose securities of the Company and to formulate plans.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date of this Schedule 13D, Salansky beneficially owns 1,042,060 Shares, comprising 15.97% percent of the Company's share capital on a fully diluted basis.

(b) Mr. Salansky exercises sole voting power over all the shares disclosed in
(a) above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Salansky and any other person with respect to any securities of the Company, including, without limitation, transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.
None


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CUSIP No. M69676 10 0                                               Page 4 of 4
---------------------                                               -----------


SIGNATURE:

            After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 21, 2008


/s/Lior Salnsky
---------------
Lior Salansky